UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.   )1

Electro-Sensors, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

285233102

(CUSIP Number)

DAVID E. LAZAR

C/O ACTIVIST INVESTING LLC

1185 Avenue of the Americas, Third Floor

New York, New York 10036

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 192,244
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 192,244
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 141,244
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 141,244
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 51,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 51,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.10 par value (the “Shares”), of Electro-Sensors, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6111 Blue Circle Drive, Minnetonka, Minnesota 55343-9108.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	Activist Investing LLC, a New York limited liability company (“Activist Investing”);

(ii)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian Ventures”); and

(iii)	David Elliot Lazar, as the sole member and Chief Executive Officer of each of Activist Investing and Custodian Ventures.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of Activist Investing, Custodian Ventures and Mr. Lazar is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

(c) The principal business of Activist Investing is actively investing in distressed public companies. The principal business of Custodian Ventures is assisting and providing custodial services to distressed public companies in securities and engaging in all related activities and transactions. The principal occupation of Mr. Lazar is serving as the sole member and Chief Executive Officer of each of Activist Investing and Custodian Ventures.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lazar is a citizen of the United States of America and Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Activist Investing and Custodian Ventures were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted. The aggregate purchase price of the 141,244 Shares directly beneficially owned by Activist Investing is approximately $808,923, excluding brokerage commissions. The aggregate purchase price of the 51,000 Shares directly beneficially owned by Custodian Ventures is approximately $316,625, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 14, 2022, Custodian Ventures issued a press release (the “Press Release”) announcing its ownership interest in the Issuer. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 3,395,521 Shares outstanding, which is the total number of Shares outstanding as of November 4, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

A.	Activist Investing

(a)	As of the close of business on January 13, 2022, Activist Investing directly beneficially owned 141,244 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 141,244
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 141,244

B.	Custodian Ventures

(a)	As of the close of business on January 13, 2022, Custodian Ventures directly beneficially owned 51,000 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 51,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 51,000

C.	Mr. Lazar

(a)	Mr. Lazar, as the sole member and Chief Executive Officer of Activist Investing and Custodian Ventures, may be deemed the beneficial owner of the (i) 141,244 Shares owned by Activist Investing and (ii) 51,000 Shares owned by Custodian Ventures.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 192,244
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 192,244

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 14, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Press Release, dated January 14, 2022.

99.2	Joint Filing Agreement, dated January 14, 2022.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2022

ACTIVIST INVESTING LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

/s/ David E. Lazar
DAVID E. LAZAR

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Common Stock Purchased	Price Per Share($)	Date of Purchase

ACTIVIST INVESTING LLC

Purchase of Common Stock	23,600	5.3202	11/15/2021
Purchase of Common Stock	11,000	5.3650	11/16/2021
Purchase of Common Stock	11,973	5.6375	11/17/2021
Purchase of Common Stock	12,349	5.8359	11/18/2021
Purchase of Common Stock	14,051	5.9188	11/19/2021
Purchase of Common Stock	15,556	5.6900	11/22/2021
Purchase of Common Stock	8,700	5.5809	11/23/2021
Purchase of Common Stock	11,300	5.5447	11/24/2021
Purchase of Common Stock	2,000	5.8555	11/26/2021
Purchase of Common Stock	4,500	5.9047	11/29/2021
Purchase of Common Stock	9,600	6.1375	11/30/2021
Purchase of Common Stock	4,000	6.2786	12/01/2021
Purchase of Common Stock	3,015	6.3947	12/02/2021
Purchase of Common Stock	1,600	6.4363	12/03/2021
Purchase of Common Stock	2,000	5.9619	12/06/2021
Purchase of Common Stock	6,000	6.3436	01/06/2022
Purchase of Common Stock	6,000	6.3496	01/06/2022

CUSTODIAN VENTURES LLC

Purchase of Common Stock	3,000	5.6050	12/16/2021
Purchase of Common Stock	3,000	5.7300	12/16/2021
Purchase of Common Stock	1,000	5.8000	12/20/2021
Purchase of Common Stock	2,000	5.7498	12/20/2021
Purchase of Common Stock	5,000	5.8941	12/21/2021
Purchase of Common Stock	3,000	5.9986	12/22/2021
Purchase of Common Stock	4,000	6.3098	12/28/2021
Purchase of Common Stock	3,000	6.5000	12/29/2021
Purchase of Common Stock	5,000	6.4361	12/30/2021
Purchase of Common Stock	800	6.5500	01/03/2022
Purchase of Common Stock	3,000	6.5604	01/03/2022
Purchase of Common Stock	5,000	6.4993	01/04/2022
Purchase of Common Stock	5,000	6.4990	01/04/2022
Purchase of Common Stock	3,000	6.3000	01/05/2022
Purchase of Common Stock	3,000	6.2139	01/06/2022
Purchase of Common Stock	2,000	6.2000	01/12/2022

Sch. A-1